EXHIBIT B

Cleco Corporation Organizational Chart
As of December 31, 2003

Ownership interests of the respective members are 100% unless noted otherwise



Cleco Corporation
Cleco Power LLC
Cleco Midstream Resources LLC
Cleco Support Group LLC
CLE Resources, Inc.
Cleco Innovations LLC
Acadia Power Holdings LLC
Cleco Business Development LLC
Cleco Columbian LLC
Cleco Energy LLC
Cleco Evangeline LLC
Cleco Generation Services LLC
CLE Intrastate Pipeline Company, LLC
Cleco Marketing & Trading LLC
Perryville Energy Holdings LLC
Diversified Land LLC
Cleco ConnexUs LLC
UTS, LLC
Acadia Power Partners,LLC (50%)
Desoto Pipeline Company, Inc.
Four Square Production, L.L.C.
Hudson SVD, L.L.C. (50%)
Perryville Energy Partners, LLC
Acadia Partners Pipeline LLC
Providence Partners, L.L.C. (93%)